Mail Stop 3561

December 17, 2007

By U.S. Mail and facsimile to (585) 724-5700
Antonio M. Perez
Chairman and Chief Executive Officer
Eastman Kodak Company
343 State Street
Rochester, New York 14650

Re: **Eastman Kodak Company**
        Definitive 14A
        Filed March 30, 2007
        File no. 001-00087

Dear Mr. Perez:

We have reviewed your response letter dated November 21, 2007 and have the following comments. Please respond to our comments by January 7, 2008 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. While we note your response to prior comment 1, we re-issue that comment. Please confirm that you will identify all benchmark companies in your future filings. In addition, please confirm that you will disclose where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please confirm that you will explain why. Alternatively, if you are not using such surveys to benchmark compensation but rather are relying on such additional information to provide your compensation committee with general information to assist in its compensation level deliberations, please indicate such in your response letter and clarify disclosure in your future filings accordingly.

Please contact me at (202) 551-3315 with any questions.

Sincerely,

Hanna T. Teshome
Special Counsel